UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date: March 16, 2016

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants’ Names)

Bahnhofstrasse 45, Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

This Form 6-K consists of materials presented by UBS Group AG at a conference on March 16, 2016, which appear immediately following this page.

UBS

Morgan Stanley conference

Sergio P. Ermotti
Group Chief Executive Officer

March 16, 2016

Cautionary statement regarding forward-looking statements

This presentation contains statements that constitute "forward-looking statements," including but not limited to management's outlook for UBS's financial performance and statements relating to the anticipated effect of transactions and strategic initiatives on UBS's business and future development. While these forward-looking statements represent UBS's judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS's expectations. These factors include, but are not limited to: (i) the degree to which UBS is successful in executing its announced strategic plans, including its cost reduction and efficiency initiatives and its planned further reduction in its Basel III risk-weighted assets (RWA) and leverage ratio denominator (LRD), and the degree to which UBS is successful in implementing changes to its business to meet changing market, regulatory and other conditions; (ii) developments in the markets in which UBS operates or to which it is exposed, including movements in securities prices or liquidity, credit spreads, currency exchange rates and interest rates and the effect of economic conditions and market developments on the financial position or creditworthiness of UBS's clients and counterparties; (iii) changes in the availability of capital and funding, including any changes in UBS's credit spreads and ratings, as well as availability and cost of funding to meet requirements for bail-in debt or loss-absorbing capital; (iv) changes in or the implementation of financial legislation and regulation in Switzerland, the US, the UK and other financial centers that may impose, or result in, more stringent capital (including leverage ratio), liquidity and funding requirements, incremental tax requirements, additional levies, limitations on permitted activities, constraints on remuneration or other measures; (v) uncertainty as to when and to what degree the Swiss Financial Market Supervisory Authority (FINMA) will approve reductions to the incremental RWA resulting from the supplemental operational risk capital analysis mutually agreed to by UBS and FINMA, or will approve a limited reduction of capital requirements due to measures to reduce resolvability risk; (vi) the degree to which UBS is successful in implementing changes to its legal structure to improve its resolvability and meet related regulatory requirements, including changes in legal structure and reporting required to implement US enhanced prudential standards, implementing a service company model, the transfer of the Asset Management business to a holding company and the potential need to make further changes to the legal structure or booking model of UBS Group in response to legal and regulatory requirements relating to capital requirements, resolvability requirements and proposals in Switzerland and other countries for mandatory structural reform of banks, and the extent to which such changes have the intended effects; (vii) changes in UBS's competitive position, including whether differences in regulatory capital and other requirements among the major financial centers will adversely affect UBS's ability to compete in certain lines of business; (viii) changes in the standards of conduct applicable to our businesses that may result from new regulation or new enforcement of existing standards, including measures to impose new or enhanced duties when interacting with customers or in the execution and handling of customer transactions; (ix) the liability to which UBS may be exposed, or possible constraints or sanctions that regulatory authorities might impose on UBS, due to litigation, contractual claims and regulatory investigations, including the potential for disqualification from certain businesses or loss of licenses or privileges as a result of regulatory or other governmental sanctions; (x) the effects on UBS's cross-border banking business of tax or regulatory developments and of possible changes in UBS's policies and practices relating to this business; (xi) UBS's ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses, which may be affected by competitive factors including differences in compensation practices; (xii) changes in accounting or tax standards or policies, and determinations or interpretations affecting the recognition of gain or loss, the valuation of goodwill, the recognition of deferred tax assets and other matters; (xiii) limitations on the effectiveness of UBS's internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (xiv) whether UBS will be successful in keeping pace with competitors in updating its technology, particularly in trading businesses; (xv) the occurrence of operational failures, such as fraud, misconduct, unauthorized trading and systems failures; (xvi) restrictions to the ability of subsidiaries of the Group to make loans or distributions of any kind, directly or indirectly, to UBS Group AG; (xvii) the effect that these or other factors or unanticipated events may have on our reputation and the additional consequences that this may have on our business and performance; and (xviii) the degree to which changes in regulation, capital or legal structure, financial results or other factors may affect UBS's ability to maintain its stated capital return objective. The sequence in which the factors above are presented is not indicative of their likelihood of occurrence or the potential magnitude of their consequences. Our business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS's Annual Report on Form 20-F for the year ended 31 December 2014. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

Disclaimer: This presentation and the information contained herein are provided solely for information purposes, and are not to be construed as a solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group AG, UBS AG or their affiliates should be made on the basis of this document. Refer to UBS's fourth quarter 2015 earnings release, fourth quarter 2015 financial supplement and its Annual report on Form 20-F for the year ended 31 December 2014. No representation or warranty is made or implied concerning, and UBS assumes no responsibility for, the accuracy, completeness, reliability or comparability of the information contained herein relating to third parties, which is based solely on publicly available information. UBS undertakes no obligation to update the information contained herein.

© UBS 2016. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved.

UBS

1

We have successfully changed our model

Achieved strategic targets announced in 2011/2012

Reduced risk-weighted assets

Basel III RWA (fully applied), CHF billion

(45%)
380
258
156
103
225
162
64
216
181
36
208
177
31
2011
2012
2013
2014
2015
Other
Non-core and Legacy Portfolio

Achieved our capital targets

Basel III CET1 ratio (fully applied)

+780 bps
6.7%
9.8%
12.8%
13.4%
14.5%
2011
2012
2013
2014
2015
Basel III CET1 ratio (fully applied)

Transformed our Investment Bank

Investment Bank pre-tax RoAE[1]

21%
29%
>15%
Average RoAE 1Q13-4Q15
Target RoAE
Adjusted
Adjusted, excluding charges for provisions for litigation, regulatory and similar matters

UBS

Refer to slide 18 for details about adjusted numbers, Basel III numbers and FX rates in this presentation

1 Adjusted pre-tax return on attributed equity

2

Balanced businesses and global diversification

Leading wealth management businesses and Swiss universal bank

PBT by business division

FY15 PBT, excluding Corporate Center, CHF billion

Investment Bank
2.3
28%
Wealth management businesses
3.7
45%
72%
Asset Management
0.6
7%
Personal & Corporate Banking
1.7
20%
WM, WMA, P&C and AM (72% of FY15 Group PBT[1])
5.4
5.5
6.0
FY13
FY14
FY15

PBT by region

FY15 PBT, excluding items managed globally, CHF billion

EMEA
excl. Switzerland
1.6
19%
Switzerland
3.2
39%
Asia Pacific
1.7
20%
1.8
22%
Americas

Our leading franchises generate globally diversified earnings

Adjusted numbers unless otherwise indicated, refer to slide 18 for details about adjusted numbers, Basel III numbers and FX rates in this presentation

1 Excluding Corporate Center

3

Strong capital generation throughout our transformation

CHF 20 billion capital generation FY12-15 pre dividend payments and litigation expenses[1]

CET1 capital
Fully applied, CHF billion
25
29
29
30
8
7
FY12-15 cumulative litigation expenses[1]
FY12-15 cumulative dividend payments
+CHF 5 billion CET1 capital FY12-15
FY12
FY13
FY14
FY15
CET1 ratio
Fully applied
9.8%
12.8%
13.4%
14.5%

UBS

Adjusted numbers unless otherwise indicated, refer to slide 18 for details about adjusted numbers, Basel III numbers and FX rates in this presentation

1 Charges for provisions for litigation, regulatory and similar matters

4

Challenging conditions have continued into 2016

Divergence between expected and realized rates have reduced our earnings capacity

Expected rates

3M interbank rates, implied forwards as of October 2012

1.5%
1.0%
0.5%
0.0%
(0.5%)
(1.0%)
EUR
USD
CHF
2012
2013
2014
2015
2016

Realized rates

3M interbank rates

1.5%
1.0%
0.5%
0.0%
(0.5%)
(1.0%)
USD
EUR
CHF
2012
2013
2014
2015
2016

UBS Source: Bloomberg

5

WM and WMA invested assets composition

Client activity affected by market volatility and invested assets by lower market levels

Wealth Management
% of CHF 947 billion total IA, 31.12.15

100%
Other[1]
14%
External mutual funds
12%
UBS mutual funds
11%
Equities
30%
Bonds
14%
Accounts/
Money markets[2]
19%
Asset class
100%
17%
Other
5%
GBP
19%
CHF
22%
EUR
37%
USD
Currency

Wealth Management Americas
% of USD 1,033 billion total IA, 31.12.15

100%
Other[1,2]
9%
External mutual funds
32%
UBS mutual funds
4%
Equities
32%
Bonds
16%
Accounts/
Money markets
7%
Asset class

UBS

1 Including structured products and alternative investments; 2 Including fiduciary investments

6

World's leading wealth management franchise

Low revenue volatility with profit growth and NNM inflows

Revenues[1]
WM + WMA
CHF billion
3.2 3.2 3.3 3.3 3.5 3.6 3.4 3.5 3.6 3.6 3.8 3.9 3.9 3.8 3.8 3.8
of which: recurring
2.2 2.3 2.3 2.4 2.4 2.6 2.6 2.7 2.6 2.7 2.9 3.0 2.9 3.0 3.1 3.0
Ø 3.6
Total
Ø 2.7
Recurring
PBT
WM + WMA
CHF billion
of which: litigation expenses[2]
0.7 0.6 0.7 0.6 0.9 0.8 0.8 0.8 0.9 0.6 1.0 0.9 1.1 1.0 1.0 0.6
Ø 0.8[3]
NNM[4]
WM + WMA
CHF billion
10.9 13.2 12.3 10.5 23.6 12.8 6.9 10.2 12.8 8.5 14.4 8.3 19.0 7.7 4.0 13.5
Ø 11.8
1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q
2012 2013 2014 2015

- **Low revenue volatility**
- High and growing recurring share
- **Growing profits**
- Target 10-15% annual PBT growth through-the-cycle
- **Continued net inflows**
- Focus on quality

Focusing on high quality, sustainable growth

UBS

Adjusted numbers unless otherwise indicated, refer to slide 18 for details about adjusted numbers, Basel III numbers and FX rates in this presentation
1 Operating income; 2 Charges for provisions for litigation, regulatory and similar matters; 3 Including charges for provisions for litigation, regulatory and similar matters; 4 NNM adjusted for the WM balance sheet and capital optimization program in 2Q15 and 3Q15

7

Personal & Corporate Banking

Continued success in Switzerland's leading bank

Leading coverage with ~300 branches
UBS branch locations

Award-winning digital offering
UBS e-banking

Best Bank in Switzerland[1]
for the fourth consecutive year

High-quality selective loan growth
Net new business volume growth for personal banking, %

Target range
1-4%
1.9%
2.3%
2.4%

Improving net interest margin
Net interest margin, bps

Target range
140-180bps
156
159
167

Continued efficiency improvements
Cost/income ratio, %

Target range
50-60%
59%
57%
55%
FY13
FY14
FY15

UBS

Adjusted numbers unless otherwise indicated, refer to slide 18 for details about adjusted numbers, Basel III numbers and FX rates in this presentation
1 Euromoney 2015

8

Investment Bank

Strategic re-alignment completed – focused on excelling in targeted segments

Investor Client Services – Equities

- **One of the world's leading equities franchises**
- Top tier Cash and Derivatives franchises, with one of the most efficient Financing Services businesses in the industry

Investor Client Services – FX, Rates & Credit

- **Client-centric with a focus on high-quality execution**
- Capital-efficient model based on intermediating client flows and agency/electronic capabilities

Corporate Client Solutions

- **The advisor and solutions provider of choice for signature clients on signature deals**
- Global platform with a dominant APAC franchise, established EMEA presence and fast-growing Americas business

Research

- **Leading European equities house with cross-asset capabilities – focused on distinctive, value-added ideas and targeted delivery**
- Powered by UBS Evidence Lab, the world's largest and most experienced team of sell-side primary research

Return on average attributed equity

Excluding charges for provisions for litigation, regulatory, and similar matters, %, CHF billion

29%
27%
31%
Target >15%
8.0
7.6
7.3
FY13
FY14
FY15
RoAE
Average attributed equity

2015 Bank of the Year – *International Financing Review*

UBS

Adjusted numbers unless otherwise indicated, refer to slide 18 for details about adjusted numbers, Basel III numbers and FX rates in this presentation

9

Investments in technology

We invested ~CHF 2 billion in technology FY15[1] to improve effectiveness and efficiency, provide the best offerings to our clients and to safeguard our security

Investment projects

Challenges	Infrastructure modernization	Complexity reduction	Business enablement	Innovation
1 **Best client experience**	• State of the art technology foundation	• Simplified, automated client onboarding processes	• Award winning IB online platform (Neo), UBS Paymit, UBS eBanking	• Focus on client design interaction and co-creation with clients
2 **Superior products and advice**	• Faster deployment of client solutions	• Global standard platforms for core businesses	• eWealth Manager and Client Advisor Workbench	• Thought leadership on blockchain technology
3 **Maximum efficiency and effectiveness**	• Enhanced mobile technology user experience	• Reducing complexity of the application portfolio	• Digital client services including chat	• Collaboration with FinTech start-ups and partners at London's Level 39
4 **Safeguard security and integrity**	• Virtual desktop technology keeping client data off mobile devices	• Continued automation of controls and better risk management	• UBS Digital Reasoning	• Close alignment with regulators

UBS

1 Total operating expenses related to change-the-bank projects in Group Technology, partially classified as restructuring charges

10

Corporate center cost reductions

We have reduced expenses by CHF 1.9 billion[1] since FY11 and are executing further reductions

Corporate Center operating expenses

Corporate Center – Services adjusted operating expenses before allocations to business divisions and Corporate Center – Non-core and Legacy Portfolio, CHF billion

December 2015:
Achieved CHF 1.1 billion net cost reduction[3]
9.7
9.3
8.6
0.2
8.4
0.3
7.8
0.5
7.6
2.1
0.7
0.2
1.5
0.5
0.1
0.5
1.1
0.7
0.6
FY11
FY12
FY13
FY14
FY15
December 2015 exit rate
Adjusted operating expenses excl. litigation expenses[2] and temporary regulatory demand of which: permanent regulatory demand
Restructuring costs
Temporary regulatory demand
Litigation expenses[2]

~CHF 2.4 billion FY12-15 Corporate Center cumulative temporary and permanent regulatory demand

UBS

Adjusted numbers unless otherwise indicated, refer to slide 18 for details about adjusted numbers, Basel III numbers and FX rates in this presentation
1 FY15 vs. FY13 adjusted operating expenses excluding temporary regulatory demand and charges for provisions for litigation, regulatory and similar matters; 2 Charges for provisions for litigation, regulatory and similar matters; 3 Refer to page 20-22 of the fourth quarter 2015 results presentation for details

11

Draft proposal for revised Swiss SRB capital requirements

We are well positioned to meet the proposed requirements

Gone concern
Going concern
2.0%[1]
3.0%
1.5%
3.5%
3.8%
0.6%
1.9%
3.3%
Public debt issued out of UBS AG
Bail-in bonds
High-trigger AT1[3]
incl. grandfathered low-trigger AT1 and low- and high-trigger T2
CET1
Fully applied
2019 requirement per revised Swiss SRB draft proposal (Leverage ratio)[2]
UBS position 31.12.15[2]

- **Bail-in bonds:** We expect to replace maturing UBS AG public debt with TLAC-eligible bonds from UBS Group AG
- **AT1:** We expect to replace maturing T2 with high-trigger AT1 from UBS Group AG and build another ~CHF 1.5 billion employee high-trigger AT1 DCCP capital on top of the ~CHF 1.0 billion we have already issued
  - Successful issuance of USD 1.5 billion high-trigger AT1 this week; pro-forma 31.12.15 Swiss SRB leverage ratio improvement of ~15 bps
- **CET1:** Incremental ~15 bps CET1 to meet 3.5% hurdle

UBS

Refer to slide 18 for details about Basel III numbers and FX rates in this presentation; Refer to page 27-28 of the fourth quarter 2015 results presentation for details
1 Gone concern capital requirement subject to a potential reduction of up to 2.0%; 2 In % of LRD; 3 Going concern requirement can be met with a maximum of 1.5% high-trigger AT1 capital and any going concern-eligible capital above this limit can be counted towards the gone concern requirement

12

Delivering attractive capital returns to our shareholders

Dividend per share to be proposed for FY15: CHF 0.60 ordinary and CHF 0.25 special dividend

Total capital return per share

CHF per share

0.10
0.15
0.25
0.50
0.25[1]
0.60
0.25
Special dividend
Ordinary dividend

Financial year	2011	2012	2013	2014	**2015**
CET1 ratio (fully applied)	~6.7%	~9.8%	12.8%	13.4%	**14.5%**
Payout ratio[3]	9%	N/M	30%	82%	**52%**

- We are committed to a total pay-out ratio of at least 50% of net profit[2]
- We intend to grow the ordinary dividend progressively

UBS

Refer to slide 18 for details about adjusted numbers, Basel III numbers and FX rates in this presentation

1 One-time supplementary capital return paid out after the completion of the squeeze-out of minority shareholders of UBS AG as part of establishing UBS Group AG in 3Q15; 2 Conditional on maintaining a fully applied Basel III CET1 capital ratio of at least 13% and at least 10% post-stress; 3 Ordinary dividend per share as a % of diluted earnings per share

13

Continued focus on execution …

What we have delivered		Management priorities
✓	Successfully executed the transformation of UBS	Demonstrate sustainability of our business model
✓	Made substantial progress in reducing costs and achieving operational efficiency	Complete on-going cost reduction programs
✓	Solidified position as the world's largest and fastest growing wealth manager[1]	Invest for quality and sustainable growth
✓	Provided our clients with leading-edge capabilities and advice	Stay close to our clients and adapt to their evolving needs
✓	Attracted and retained the best talent	Reinforce a culture of excellence in everything we do

… to drive sustainable returns to our shareholders

UBS

1 Scorpio Partnership Global Private Banking Benchmark 2015, on reporting base currency basis for institutions with AuM >USD 500 billion

14

Group and business division targets and expectations

Ranges for sustainable performance over the cycle[1]

Business divisions and Corporate Center	Wealth Management	Net new money growth rate Adjusted cost/income ratio	3-5% 55-65%	10-15% annual adjusted pre-tax profit growth for combined businesses through the cycle
	Wealth Management Americas	Net new money growth rate Adjusted cost/income ratio	2-4% 75-85%	
	Personal & Corporate Banking	Net new business volume growth rate Net interest margin Adjusted cost/income ratio	1-4% (personal banking) 140-180 bps 50-60%	
	Asset Management	Net new money growth rate Adjusted cost/income ratio Adjusted annual pre-tax profit	3-5% excluding money market flows 60-70% CHF 1 billion in the medium term	
	Investment Bank	Adjusted annual pre-tax RoAE Adjusted cost/income ratio RWA (fully applied) LRD (fully applied)	>15% 70-80% Expectation: around CHF 85 billion short/medium term Expectation: around CHF 325 billion short/medium term	
	Corporate Center	Net cost reduction[2]	CHF 2.1 billion by 2017	
Group		Adjusted cost/income ratio Adjusted return on tangible equity Basel III CET1 ratio (fully applied) RWA (fully applied) LRD (fully applied)	60-70%, expectation: 65-75% short/medium term >15%, expectation: approximately at 2015 level in 2016, approximately 15% in 2017 and >15% in 2018 at least 13%[3] Expectation: around CHF 250 billion short/medium term Expectation: around CHF 950 billion short/medium term	

UBS

Refer to slide 18 for details about adjusted numbers, Basel III numbers and FX rates in this presentation; 1 Refer to page 11 of the 3Q15 financial report for details; 2 Measured by year-end exit rate vs. FY13 adjusted operating expenses, net of changes in charges for provisions for litigation, regulatory and similar matters, FX movements and changes in regulatory demand of temporary nature; 3 Our capital returns policy is also subject to maintaining a post-stress fully applied CET1 capital ratio of at least 10%

16

Oil and gas exposures

As of 31 December 2015 our total net banking products exposure to the oil and gas sector, mainly in North America, was CHF 6.1 billion, including both funded and unfunded exposures, of which CHF 5.9 billion was recorded within the Investment Bank and the remaining exposure within Corporate Center – Non-core and Legacy Portfolio.

- **Of this, CHF 2.5 billion was related to the infrastructure-like midstream sub-sector**, which we expect to be less affected by lower energy prices, because revenues for transportation are largely fee or volume based. Less than CHF 0.5 billion of this midstream exposure is to counterparties we rate as sub-investment grade.
- **Exposure to the exploration & production (E&P) sub-sector amounted to CHF 2.0 billion,** almost evenly split between oil and gas. This is one of the sub-sectors we consider to be most directly exposed to prolonged low commodity prices. The largest component of this E&P related exposure is reserve-based lending with counterparties we rate as sub-investment grade, secured by proven reserves, typically revalued on a semi-annual basis.
- **Refining-related** exposure totalled CHF 0.8 billion, predominantly in asset-based lending.
- **Our exposure to the integrated** sub-sector was CHF 0.5 billion, entirely with counterparties we rate as high investment grade.
- **The exposure to the services & supply sub-sector was CHF 0.4 billion.** We also consider this one of the sub-sectors most directly exposed to prolonged low commodity prices, as revenues are driven by the level of exploration and production activity and as security is typically equipment that has low recovery values in distress.
- **Using an assumed average oil price of USD 25 per barrel through the end of 2017, we estimate that we could incur an additional credit loss expense of approximately CHF 100 million**. In arriving at this estimate we have considered, among other things, the estimated effect of the decline in the value of oil and gas reserves pledged in support of reserve-based loans in the exploration and production segment, assumed higher default rates and lower recoveries for the oilfield services segment and made other significant assumptions. We have not taken into account any broader macroeconomic effects of a prolonged period of depressed energy prices, nor have we considered indirect effects. All of these factors may result in actual losses being materially higher or lower than this estimate, and there can be no certainty over the timing of recognition of actual losses.

UBS

17

Important information related to this presentation

Use of adjusted numbers
Adjusted results are a non-GAAP financial measure as defined by SEC regulations. Refer to page 6 of the 4Q15 earnings release which is available in the section "Quarterly reporting" at www.ubs.com/investors for an overview of adjusted numbers.

If applicable for a given adjusted KPI (i.e., adjusted return on tangible equity), adjustment items are calculated on an after-tax basis by applying indicative tax rates (i.e., 2% for own credit, 22% for other items, and with certain large items assessed on a case-by-case basis). Refer to page 7 of the 4Q15 financial supplement for more information.

Basel III RWA, Basel III capital and Basel III liquidity ratios
Basel III numbers are based on the BIS Basel III framework, as applicable for Swiss Systemically relevant banks (SRB). Numbers in the presentation are Swiss SRB Basel III numbers unless otherwise stated.

Basel III risk-weighted assets in this presentation are calculated on the basis of Basel III fully applied unless otherwise stated. Our RWA under BIS Basel III are the same as under Swiss SRB Basel III.

Leverage ratio and leverage ratio denominator in this presentation are calculated on the basis of fully applied Swiss SRB rules, unless otherwise stated. From 31.12.15 onwards, these are fully aligned with BIS Basel III rules. Prior period figures are calculated in accordance with former Swiss SRB rules and are therefore not comparable.

Refer to the "Capital Management" section in the 4Q15 earnings release for more information.

Currency translation
Monthly income statement items of foreign operations with a functional currency other than Swiss francs are translated with month-end rates into Swiss francs.

Rounding
Numbers presented throughout this presentation may not add up precisely to the totals provided in the tables and text. Percentages, percent changes and absolute variances are calculated based on rounded figures displayed in the tables and text and may not precisely reflect the percentages, percent changes and absolute variances that would be derived based on figures that are not rounded.

UBS

18

Strictly confidential

Morgan Stanley Conference

Presenting at 9:30am – Hyde

Word count (excluding slide titles): 3,000 ~24 mins

Thank you, Huw. Good morning everyone.

SLIDE 1 - Cautionary statement regarding forward-looking statements

Before I get started, please make note of the cautionary statement applicable to this presentation.

SLIDE 2 - We have successfully changed our model

Today’s theme, confronting negativity, improving earnings power by changing the model and harnessing fintech, is a journey that we embarked on in 2011 with the introduction and subsequent acceleration of our strategy in 2012.

Today, I want to remind you of the challenges we faced on this journey, and why transforming UBS early has given us the ability to fully focus on managing the current challenging environment, and further build on our track record of long-term and sustainable success.

Our strategy centers on our world leading wealth management businesses and the premier universal bank in Switzerland, enhanced by an asset manager and an investment bank that are world class in their chosen areas of focus.

Capital strength is the foundation of our success. Since November 2011, we have reduced our risk-weighted assets by over 170 billion. Today, our capital ratios are the highest among our global competitors, with our fully applied CET1 ratio at 14.5% at the end of 2015. Over three years ago, we correctly anticipated the regulatory changes that would shape the industry, and today we are well prepared to fulfil the proposed requirements under the new Swiss SRB rules.

The transformation of our Investment Bank has been vital to our success. Today, it is the only Investment Bank that consistently generates pre-tax returns far above its cost of equity, averaging an adjusted return on attributed equity of 21%, and 29% also excluding costs associated with litigation, both well above our target of greater than 15%. The business has capitalized on its strengths in advisory, Equites, FX and precious metals, and today it is a magnet for talent, attracting people who understand our model and believe they can succeed within it.

Slide 3 - Balanced business and global diversification

In 2015, over 70% of our business divisions’ profits, or 6 billion francs, were generated from our asset gathering businesses and Personal and Corporate, which generate stable and predictable earnings streams, driven by recurring fee and interest income. Our asset gathering businesses are significantly less capital intensive than most other activities in the sector, and therefore are highly cashflow generative, supporting our commitment to return at least 50% of our earnings to shareholders.

Our Investment Bank operates a client-flow driven model with specific risk-weighted asset and leverage ratio denominator resource targets. In the fourth quarter of 2015, the IB consumed 39% of the bank’s allocated equity, down from 65% in 2012, when we announced the acceleration of our strategy.

Our earnings streams are also geographically diverse. Switzerland, our home market, is the biggest contributor, with a balanced earnings contribution from APAC, EMEA and the Americas. Nearly 100% of our earnings in the US fall to the bottom line, as we utilise our deferred tax assets, making it a very important contributor to net profit. Sustainable growth in the US is therefore a key strategic objective for the Group.

Despite the slowdown in growth in APAC towards the end of 2015, this region remains of critical importance to UBS, as it has been for the past 50 years. Even if growth in China were to fall to for example just 4% for the next 20 years, the economy would double in size, making the Chinese onshore market one of the single most important opportunities for UBS.

Slide 4 - Strong capital generation throughout our transformation

Our transformation and unique highly cashflow generative model are evident from this slide. In total, we have generated over 20 billion francs in four years if we account, not only for the 5 billion increase in CET1, but also for the cumulative expenses of 8 billion related to the resolution of legacy litigation matters and 7 billion of dividends returned to our shareholders. This is despite headwinds from regulatory costs, which in the past 3 years alone have cost us around 2.4 billion on a cumulative basis.

Slide 5 - Challenging conditions have continued into 2016

While we are very pleased with both the strategic and financial progress we have achieved, the macroeconomic environment continues to limit our ability to achieve our full potential. Our targets, and the market’s expectations of what we can achieve, have been scaled back over the past few years.

There is no doubt that the tailwind from strong equity markets has provided momentum to our invested asset base in recent years. But we and the industry are facing unprecedented headwinds, for example from interest rates, which have pressured net interest margins in all of our businesses and from macroeconomic and political uncertainties that have contributed to huge risk aversion among our clients.

The chart on implied forwards shows the radical difference between the market expectations we used when we first set our targets in October of 2012 and actual rates. It also serves to underline that in an environment with more constructive interest and FX rates, stable regulation and more normalized litigation, our ambition to achieve an adjusted return on tangible equity of greater than 15% makes sense.

So, what does that mean for UBS for this quarter and the rest of the year?

The conditions we noted in our most recent outlook statement have persisted throughout the quarter. Industry activity levels in investment banking advisory have slowed markedly year on year, and, while equity volumes in the US are buoyant, flat volumes in Europe and sharp declines in Asia do not favor our geographic mix. We also have a very tough year-on-year comparative from a revenue point of view. Last year we generated significant FX revenues from activity around the Swiss Franc peg removal, and also saw a materially stronger performance in APAC in Equities.

In respect of energy exposures, in the past few weeks we have seen a significant improvement in the oil price and we continue to believe our exposures are modest. Based on our sensitivity analysis on Oil and Gas lending exposures with oil at USD 25 per barrel until the end of 2017, we estimate a credit loss expense of approximately CHF 100m related mostly to exposures in reserve based lending positions in the exploration and production segment, and in oilfield services. Further information is available in the appendix to this presentation.

In challenging market conditions, like those we have seen this quarter, we would consider performance to be satisfactory if the Investment Bank covers its cost of equity. And I am confident we will be able to achieve this comfortably for Q1.

Slide 6 - WM and WMA invested assets composition

Market volatility has also affected our wealth management clients, and while client activity has recovered somewhat from the lows we saw in Q4, transaction-based revenues have not rebounded to levels typically seen in previous first quarters.

Our invested asset base will also be affected by declines in global markets, most notably equity markets, as well as changes in currency. We have provided the year-end balances on the slide, and updating this for the latest market information gives a good guide to the likely impact on our asset based income.

For the Group as a whole, this year we must also keep an even keener eye on costs to protect earnings, but fundamentally, our focus on driving sustainable performance for our clients and shareholders will not change. We will continue to drive our strategic initiatives to improve the quality and sustainability of revenues, while making further investments in technology to improve efficiency, effectiveness and to drive innovation. We will also continue with selective hiring in strategic growth areas, while supporting the development of key talent within the business.

Slide 7 - World’s leading wealth management franchise

Looking back over the achievements of the past four years, the success of our wealth management franchise is clear. We have steadily grown quarterly revenues from 3.2 billion to over 3.8 billion and within the mix, growth in recurring fees from interest and asset-based fees has outstripped declines in transactional revenues. This underlines our successful initiatives to grow mandates and lending, and our fundamental focus on improving the quality and sustainability of our earnings, which average around 800 million per quarter.

Net new money has averaged around 12 billion francs per quarter over the past four years, showing relatively predictable seasonal patterns. While in the midst of the financial crisis, net new money was a critical indicator of the health of the business, it is now one of a number of important metrics we use to run the business. Our focus today is on quality rather than quantity. As I have said before, we could attract tens of billions of inflows in a given quarter, but this would dilute returns, so our objective is to seek high quality inflows that are likely to be invested and therefore accretive to both earnings and our economic profit.

Achieving sustainable adjusted pre-tax profit growth of 10-15% per year over the cycle remains the key objective for this business.

Slide 8 - Personal and Corporate banking

Personal & Corporate Banking is the leading bank for individual and corporate clients in Switzerland.

The business division’s performance continued to be very strong in 2015, with growing profits and improving KPIs. This is an excellent achievement for a deposit-taking and lending-focused franchise operating in an environment with negative interest rates.

Our net interest margins began to improve in mid-2014 as a result of pricing efforts on both the loan and deposit side over the past three years.

We have been prepared to forego growth and reduce our market share in mortgages to sustain and improve the quality of our lending book, which has supported expansion in our net interest margin despite downward pressure from rates. More recently, we have seen others follow our lead on mortgage pricing following the introduction of negative rates. But the resilience of mortgage margins has attracted a number of new entrants who are pressuring pricing and lowering lending standards, which in my view, is a problematic trend overall.

We also remain focused on sustained and profitable growth in the personal segment, where we continue to see above-GDP growth in volumes, and also have seen the highest level of account openings since the crisis.

Overall our success is supported by continued investment in technology, notably in mobile and e-banking services, where we have seen year-over-year increases in client penetration. These investments are helping support margins and, together with progress in our corporate center cost reduction program, are helping to improve our cost / income ratio. What perhaps is even more compelling is that clients who embrace both traditional and digital channels have proven to be very attractive from a profitability and client satisfaction point of view.

Slide 9 - Investment Bank

The strategic realignment of, and our chosen business mix in the Investment Bank have been a clear success. Today, our IB is more focused, less risky and in a leading or strong position in its targeted segments, and we could not operate the world’s leading wealth management business without it

Our client flow and resource-efficient model aims to deliver an adjusted pre-tax return on attributed equity of greater than 15% per annum. Over the past 3 years, we have proven that we can consistently deliver the highest return on attributed equity, while operating carefully within the limit and target structure for RWA and LRD. I would also note that our equity attribution model is consistent, transparent and generally conservative.

For the first time ever, International Financing Review selected the Investment Bank as “Bank of the Year”, highlighting the recognition of our innovative and sustainable operating model. A few years ago, it would have been inconceivable for UBS to win an award like this, and this is a credit to our employees for their impeccable execution and to our clients for their support.

Looking ahead, we are focussing on our areas of strength, investing in technology and continuing to attract and develop talent to better serve our clients and drive growth, without deviating from our clear commitment to conservative capital and resource allocation.

Slide 10 - Investments in technology

Investment in technology in the financial services industry is critical for a number of reasons. Driving new revenue streams and offsetting continued cost pressures are the most obvious. Creating a better client experience, reducing risks in areas like compliance and cyber, and addressing regulatory requirements are also critical.

That’s why we invested around 2 billion francs in technology investment projects in 2015.

Of the four key challenges we are addressing through investments in technology, improving the client experience is the most important.

We are doing this by modernizing our technology infrastructure, reducing systems complexity and developing state-of-the-art business enabling tools. We are also expanding the deployment and utilization of data analytics and machine learning for advisory and investment management, for example for our online platform UBS Neo and UBS Advice. As we reduce complexity, we are also able to onboard clients more efficiently and deploy new client solutions more quickly.

Our investments in technology improve our security, as modern, unified systems are not only less costly to maintain, but also easier to monitor.

We are well integrated in FinTech networks and we are monitoring and spear-heading technologies that have the potential to disrupt the current financial system, like Blockchain and robo-advisory capabilities.

Slide 11 - Cost reductions

As I mentioned before, delivering our cost reduction initiatives continues to be one of our key priorities.

We have reduced Corporate Center costs by around 2 billion francs since 2011. In executing our plans we have faced growing headwinds, not only from increased permanent regulatory demand, but also from higher business demand. Given the lack of clarity in certain aspects of regulation, there is also a risk that some costs that we view as temporary today may not fall away completely. Therefore, the effects and associated costs of legal entity regulation, for example, mean that we are considering further changes in our processes in order to achieve our targets. This means the overall scope of gross savings has increased relative to the net targets we have communicated. Regardless we remain fully committed to delivering CHF 2.1 billion in net savings by the end of next year.

Of course, cost management will continue to be a focus regardless of market conditions, but we need to strike the right balance between protecting earnings and dividends, and doing no harm to our ability to serve clients and the longer term prospects of the business.

Slide 12 - Draft proposal for revised Swiss SRB capital requirements

Given our already strong CET1 position and grandfathering rules applicable to low trigger AT1 and our T2 instruments, we are in no hurry to get ahead of the new requirements as this would add unnecessary costs with no tangible benefit. To meet the 2019 requirements in full on the CET1 side, we need to build just 15 basis points of equity, or roughly 3 billion francs.

In respect of the high trigger component, we are aiming to make steady progress, rolling over existing Tier 2 instruments into AT1. Our plans also include an intention to build another 1.5 billion francs in high-trigger AT1 from deferred compensation awards to employees, to compliment the 1 billion already in issuance. This award program allows us to continue to pay competitively, while strengthening our capital position during the 5 year cliff vesting period.

Despite challenging market conditions we were very pleased to price a USD 1.5bn AT1 issuance on Monday attracting a significant, high quality order book, and adding 16 basis points to our 2015 year-end proforma Swiss SRB leverage ratio, taking it to 5.45%. Our ability to re-open the markets with such strong demand is the ultimate demonstration of our capital strength and the validity of our strategy.

In respect of the bailinable component, we intend to fulfil the requirement by replacing existing senior debt with TLAC eligible instruments.

Slide 13 - Delivering attractive capital returns to our shareholders

As you can see, we have gradually increased total returns to shareholders as we transformed the business. For 2015, our Board intends to recommend an ordinary dividend of 60 Rappen per share and a special dividend of 25 Rappen per share, which will be paid in May following shareholder approval at our AGM. The ordinary dividend reflects our strong operating performance, while the special dividend reflects the substantial upward revaluation of our deferred tax assets in 2015. But let me be clear on our thoughts on this topic for this year. We are not expecting material DTA write ups in 2016, having guided to a figure of around 500 million francs, and therefore do not anticipate paying a special dividend. Going forward, we remain committed to our policy of returning at least 50% of net profits to shareholders. Although it’s early in the year, our aim is to continue to grow our ordinary dividend, while building over time the capital needed to address regulatory requirements and to support our growth.

Slide 14 - Continued focus on execution

So in conclusion, UBS has already adapted its model to improve earnings and we are continuing to invest across our businesses, including in technology, to help support our goal of driving long term sustainable performance in the bank. Our unique mix of highly cash flow generative businesses, our leading capital position and capital efficiency result in UBS being highly levered to a more normalized macroeconomic and litigation environment.

We have begun a year that clearly looks very challenging, but by focusing on our strengths, we believe we have the ability to gain share of wallet and market share. We need to maintain our global perspective on the trends driving long term wealth accumulation. That is the reason we are keen to invest in those businesses and geographies that will sustain growth over the long-term. Opportunities exist, particularly in the US and Asia.

We must also keep our focus on execution, including our cost reduction program. Our goal is to deliver sustainable costs savings that improve our long-term effectiveness. As we do that, we will free up resources which enables us to selectively invest for growth.

We will continue to build our talent pool, both internally and with selective external hiring, and at the same time continue to focus on maintaining excellence in everything we do.

Most importantly, in the current environment, staying close to our clients and delivering on our commitments remains paramount.

These factors will underpin our ability to deliver value to shareholders, and I have every confidence in our ability to execute on our plans.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS GROUP AG

By:	/s/ David Kelly
Name: David Kelly
Title: Managing Director

By:	/s/ Sarah M. Starkweather
Name: Sarah Starkweather
Title: Executive Director

UBS AG

By:	/s/ David Kelly
Name: David Kelly
Title: Managing Director

By:	/s/ Sarah M. Starkweather
Name: Sarah Starkweather
Title: Executive Director

Date: March 16, 2016